SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02046673

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002 - dated September 12, 2002

Commission file number 0-13391

SAMEX Mining Corp.

(Exact Name of Registrant, as Specified in its Charter)

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)



SAMEX

S A M E X M I N I N G C O R P.

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA

TOLL FREE: 800-828-1488
E-MAIL: samex@telus.net
TEL: (604) 870-9920
FAX: (604) 870-9930

WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - TSX VENTURE
SMXMF - NASD OTC:BB

NEWS RELEASE - No. 10-02   September 12, 2002

STOCK OPTIONS GRANTED

Subject to regulatory acceptance, SAMEX has granted new incentive stock options to purchase 275,000 shares at a price of $0.20 per share for a five year term expiring September 12, 2007. Any shares issued on the exercise of the stock options will be subject to a four month Exchange hold-period from the date the stock options are granted.

175,000 of the options were granted to consultants related to SAMEX's ongoing exploration activities in the country of Chile. 100,000 of the options were granted to a director/officer of the Company.

Jeffrey Dahl,
President



SAMEX

S A M E X   M I N I N G   C O R P.

301 - 32920 Ventura Ave.   TOLL FREE: 1-800-828-1488
Abbotsford, BC V2S 6J3   E-MAIL: samex@direct.ca
TEL: (604) 870-9920   WEB SITE: www.samex.com
FAX: (604) 870-9930   SYMBOL: SXG-VSE

September 12, 2002

BC Securities Commission   filed on SEDAR
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

RE: Material Change Report Under Section 67(1)

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1. Form 27 - Material Change Report; and

2. Copy of the Company's News Release dated September 12, 2002.

Yours truly,

Brenda L. McLean
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
    TSX Venture Exchange - filed on SEDAR
    US Securities Commission
    Pink Sheets LLC

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

Reporting Issuer

SAMEX Mining Corp.
#301 32920 Ventura Avenue
Abbotsford, BC
V2S 6J3
Telephone: (604) 870-9920   Toll Free: 800 828-1488
Fax: (604) 870-9930

Date of Material Change

September 12, 2002

Press Release

The Company issued the attached News Release on September 12, 2002.

Summary of Material Change

SAMEX has granted new incentive stock options to purchase 275,000 shares at a price of $0.20 per share for a five year term expiring September 12, 2007. Any shares issued on the exercise of the stock options will be subject to a four month Exchange hold-period from the date the stock options are granted.

175,000 of the options were granted to consultants related to SAMEX's ongoing exploration activities in the country of Chile. 100,000 of the options were granted to a director/officer of the Company.

Full Description of Material Change

See attached copy of the September 12, 2002 News Release.

Reliance on Section 67(2) of the Act

Not applicable.

Omitted Information

Not applicable

<u>Senior Officers</u>

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

<u>Statement of Senior Officer</u>

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 12th day of September, 2002.

_____
Larry D. McLean
Director



SAMEX

S A M E X   M I N I N G   C O R P.

CORPORATE OFFICE
301 - 32920 Ventura Ave.
Abbotsford, BC V2S 6J3
CANADA

TOLL FREE: 800-828-1488
E-MAIL: samex@telus.net
TEL: (604) 870-9920
FAX: (604) 870-9930

WEB SITE: www.samex.com
TRADING SYMBOLS:
SXG - TSX VENTURE
SMXMF - NASD OTC:BB

NEWS RELEASE - No. 10-02   September 12, 2002

STOCK OPTIONS GRANTED

Subject to regulatory acceptance, SAMEX has granted new incentive stock options to purchase 275,000 shares at a price of $0.20 per share for a five year term expiring September 12, 2007. Any shares issued on the exercise of the stock options will be subject to a four month Exchange hold-period from the date the stock options are granted.

175,000 of the options were granted to consultants related to SAMEX's ongoing exploration activities in the country of Chile. 100,000 of the options were granted to a director/officer of the Company.

Jeffrey Dahl,
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX Mining Corp.
(Registrant)

Date: September 12, 2002   By:

Larry D. McLean
Vice President, Operations